Exhibit 99.1

LACLEDE GAS COMPANY

STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended
	December 31,
(Thousands)	2006	2005

Operating Revenues:
Utility	$348,488	$411,401
Other	662	592
Total Operating Revenues	349,150	411,993

Operating Expenses:
Utility
Natural and propane gas	251,523	312,039
Other operation expenses	33,680	33,105
Maintenance	5,598	4,988
Depreciation and amortization	8,497	6,083
Taxes, other than income taxes	18,759	19,639
Total utility operating expenses	318,057	375,854
Other	651	602
Total Operating Expenses	318,708	376,456
Operating Income	30,442	35,537
Other Income and (Income Deductions) – Net	2,743	1,139
Interest Charges:
Interest on long-term debt	5,626	5,643
Other interest charges	3,420	2,097
Total Interest Charges	9,046	7,740
Income Before Income Taxes	24,139	28,936
Income Tax Expense	8,464	8,738
Net Income	15,675	20,198
Dividends on Redeemable Preferred Stock	12	12
Earnings Applicable to Common Stock	$15,663	$20,186

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS

(UNAUDITED)

	Dec. 31,	Sept. 30,	Dec. 31,
(Thousands)	2006	2006	2005

ASSETS
Utility Plant	$1,158,480	$1,149,104	$1,114,342
Less: Accumulated depreciation and amortization	389,433	385,277	379,304
Net Utility Plant	769,047	763,827	735,038
Other Property and Investments	36,482	35,066	35,452

Current Assets:
Cash and cash equivalents	5,643	2,314	6,703
Accounts receivable:
Gas customers – billed and unbilled	176,181	91,519	237,650
Associated companies	4,648	10,849	294
Other	29,898	8,652	19,688
Allowances for doubtful accounts	(9,094)	(12,798)	(8,838)
Inventories:
Natural gas stored underground at LIFO cost	135,225	137,417	147,681
Propane gas at FIFO cost	20,325	19,385	19,880
Materials, supplies, and merchandise at avg. cost	5,902	5,848	5,063
Derivative instrument assets	13,177	16,076	16,762
Unamortized purchased gas adjustments	34,538	44,381	23,304
Deferred income taxes	—	—	1,663
Prepayments and other	6,853	7,416	6,185
Total Current Assets	423,296	331,059	476,035

Deferred Charges:
Prepaid pension cost	62,472	65,794	78,080
Regulatory assets	178,334	185,644	140,015
Other	5,237	3,750	3,987
Total Deferred Charges	246,043	255,188	222,082
Total Assets	$1,474,868	$1,385,140	$1,468,607

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS (Continued)

(UNAUDITED)

	Dec. 31,	Sept. 30,	Dec. 31,
(Thousands, except share amounts)	2006	2006	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (10,197, 10,197, and 10,119 shares issued, respectively)	$146,218	$145,527	$141,718
Retained earnings	202,609	194,807	208,878
Accumulated other comprehensive loss	(834)	(834)	(1,127)
Total common stock equity	347,993	339,500	349,469
Redeemable preferred stock (less current sinking fund requirements)	787	787	948
Long-term debt (less current portion)	309,062	349,041	294,057
Total Capitalization	657,842	689,328	644,474

Current Liabilities:
Notes payable	257,150	207,300	269,400
Accounts payable	86,438	55,765	125,843
Accounts payable – associated companies	3	—	3,920
Advance customer billings	19,583	31,443	13,850
Current portion of long-term debt and preferred stock	40,159	159	40,061
Wages and compensation accrued	12,700	11,151	12,563
Dividends payable	7,947	7,662	7,414
Customer deposits	16,600	16,833	14,350
Interest accrued	5,972	10,166	5,565
Taxes accrued	29,812	15,545	16,569
Deferred income taxes	4,413	7,049	—
Other	4,596	4,596	5,707
Total Current Liabilities	485,373	367,669	515,242

Deferred Credits and Other Liabilities:
Deferred income taxes	224,120	221,523	206,842
Unamortized investment tax credits	4,377	4,437	4,624
Pension and postretirement benefit costs	20,385	20,302	24,352
Asset retirement obligations	26,378	25,988	—
Regulatory liabilities	34,137	33,182	51,300
Other	22,256	22,711	21,773
Total Deferred Credits and Other Liabilities	331,653	328,143	308,891
Total Capitalization and Liabilities	$1,474,868	$1,385,140	$1,468,607

See notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	December 31,
(Thousands)	2006	2005

Operating Activities:
Net Income	$15,675	$20,198
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,497	6,083
Deferred income taxes and investment tax credits	(6,309)	11,142
Other – net	410	328
Changes in assets and liabilities:
Accounts receivable – net	(103,411)	(175,423)
Unamortized purchased gas adjustments	9,843	7,957
Deferred purchased gas costs	14,796	(89,340)
Accounts payable	30,676	53,425
Advance customer billings	(11,860)	(16,838)
Taxes accrued	14,267	(8,421)
Natural gas stored underground	2,192	11,898
Other assets and liabilities	(1,041)	774
Net cash used in operating activities	$(26,265)	$(178,217)

Investing Activities:
Capital expenditures	(11,758)	(13,011)
Other investments	(960)	(4,267)
Net cash used in investing activities	$(12,718)	$(17,278)

Financing Activities:
Issuance of short-term debt – net	49,850	205,800
Dividends paid	(7,594)	(7,309)
Issuance of common stock to Laclede Group	—	997
Other	56	7
Net cash provided by financing activities	$42,312	$199,495

Net Increase in Cash and Cash Equivalents	$3,329	$4,000
Cash and Cash Equivalents at Beginning of Period	2,314	2,703
Cash and Cash Equivalents at End of Period	$5,643	$6,703

Supplemental Disclosure of Cash Paid (Refunded) During the Period for:
Interest	$13,338	$12,542
Income taxes	(9,733)	2,387

See notes to financial statements.

LACLEDE GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2006 Form 10-K.

Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its regulated gas distribution revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenues at December 31, 2006 and 2005, for the Utility, were $41.4 million and $72.1 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at December 31, 2006 and 2005 were $10.2 million and $11.3 million, respectively. The amount of accrued unbilled revenue at September 30, 2006 was $13.8 million. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2006 was $4.7 million.

BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ balance sheet have not been eliminated from the Laclede Gas financial statements.

Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas’ Balance Sheet. At December 31, 2006, the Laclede Gas Balance Sheet reflected a total of $4.6 million of intercompany receivables. At December 31, 2005, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $3.9 million of intercompany payables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended December 31, 2006 and December 31, 2005 were $14.7 million, and $15.5 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes Other Than Income line.

NEW ACCOUNTING STANDARDS – In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented as an adjustment to the balances of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. Adoption of SFAS No. 154 on October 1, 2006 had no effect on the Utility’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a replacement of SFAS No. 125. SFAS No. 155 permits the fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Adoption of SFAS No. 155 on October 1, 2006 had no effect on the Utility’s financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for the Utility as of the beginning of fiscal year 2008. The Utility is currently evaluating the provisions of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to the Company’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” This Statement will be effective for the Utility as of the beginning of fiscal year 2009. Laclede Gas is currently evaluating the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension Plans and Other Postretirement Plans.” This Statement amends FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions, and No. 132 (revised 2003), “Employers’ Disclosure About Pensions and Other Postretirement Benefits.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Prior accounting standards allowed an employer to delay recognition of certain economic events that affected the costs of providing postretirement benefits and to disclose the overfunded or underfunded status of a plan in the notes to the financial statements. This Statement eliminates the delayed recognition of actuarial gains and losses and the prior service costs and credits that arise during the period and requires employers to recognize these items as components of other comprehensive income, net of tax. Laclede Gas will be required to initially recognize the funded status of its defined benefit postretirement plans and provide the disclosures required by this Statement as of the end of the fiscal year 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement will be effective for the Utility as of the end of fiscal year 2009. Laclede Gas is currently evaluating the provisions of this Statement.

In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108, “Financial Statements-Concerning the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. SAB 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on the Utility’s financial statements and the related financial statement disclosures. SAB 108 is effective in fiscal year 2007. Laclede Gas is currently evaluating the impact of this guidance on its consolidated financial statements.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.

Pension costs for the quarters ending December 31, 2006 and 2005 were $1.4 million and $1.3 million, respectively. These costs include amounts capitalized with construction activities.

The net periodic pension costs include the following components:

	Three Months Ended
	December 31,
(Thousands)	2006	2005

Service cost - benefits earned
during the period	$3,106	$3,690
Interest cost on projected
benefit obligation	4,482	4,176
Expected return on plan assets	(5,074)	(5,196)
Amortization of prior service cost	284	294
Amortization of actuarial loss	920	1,728
Regulatory adjustment	(2,364)	(3,354)
Net pension cost	$1,354	$1,338

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to Missouri Public Service Commission (MoPSC or Commission) Order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the three months ended December 31, 2006 or the three months ended December 31, 2005.

Pursuant to MoPSC Order, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.1 million annually. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs for the quarters ended December 31, 2006 and 2005 were $2.0 million and $2.2 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended
	December 31,
(Thousands)	2006	2005

Service cost – benefits earned during
the period	$1,016	$996
Interest cost on accumulated
postretirement benefit obligation	900	740
Expected return on plan assets	(431)	(339)
Amortization of transition obligation	34	82
Amortization of prior service cost	(582)	(9)
Amortization of actuarial loss	811	318
Regulatory adjustment	223	428
Net postretirement benefit cost	$1,971	$2,216

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

Pursuant to MoPSC Order, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-

related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the postretirement benefit costs is based on an alternative methodology for amortization of unrecognized gains and losses as ordered by the MoPSC. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3.	INCOME TAXES

Income tax expense for the quarter ended December 31, 2005 includes a reduction in income tax expense of approximately $0.9 million for a change in estimated tax depreciation and other property-related deductions.

4.	OTHER INCOME AND INCOME DEDUCTIONS – NET

	Three Months Ended
	December 31,
(Thousands)	2006	2005

Allowance for funds used during construction	$(14)	$(22)
Other income	1,708	996
Other income deductions	1,049	165
Other income and (income deductions) – net	$2,743	$1,139

The increase in Other income and income deductions – net for the quarter ended December 31, 2006 compared with the quarter ended December 31, 2005 was primarily due to higher income associated with carrying costs applied to under-recoveries of gas costs and other minor variations. Such carrying costs are recovered through the Utility’s Purchased Gas Adjustment (PGA) Clause.

5.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-
	Gas	Regulated
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
December 31, 2006
Operating revenues	$348,488	$662	$—	$349,150
Net income	15,669	6	—	15,675
Total assets	1,473,506	1,362	—	1,474,868

Three Months Ended
December 31, 2005
Operating revenues	$411,401	$592	$—	$411,993
Net income	20,204	(6)	—	20,198
Total assets	1,467,109	1,498	—	1,468,607

6.	COMMITMENTS AND CONTINGENCIES

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company’s or Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (“MGP”) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2006, Laclede Gas has paid or reserved for the cost of these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri (City). The City has been exploring development options for the site. Recently, the City announced publicly the selection of a developer with whom it will attempt to negotiate a site development contract. In light of the City’s announcement, Laclede Gas continues to evaluate options concerning this site. Laclede Gas currently estimates the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for the cost of these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas is currently holding discussions with the insurers regarding potential reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis was based upon then currently available facts, technology and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas enrolled a parcel of property located in the City of St. Louis in the VCP pursuant to an agreement to sell such parcel to a third party. The sale was completed January 8, 2007. Under the terms of the agreement, any costs relative to future investigations or remedial actions regulators may require shall be borne by the third-party buyer. Laclede Gas does not anticipate incurring any material cost in connection with this site.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On December 29, 2005, the MoPSC Staff proposed a disallowance of approximately $3.3 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to $2.4 million. On January 4, 2007, the MoPSC Staff informed the Utility that the Staff further reduced its proposed disallowance by $0.3 million to approximately $2.1 million. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC. Formal hearings are scheduled for January 29-30, 2007.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 610,000 customers. The implementation is expected to be substantially completed in early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff sought customer service accommodations for those customers with meters located inside their homes whose previous estimated bills will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Office of the Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC Staff neither supported nor opposed the Stipulation. On December 21, 2006, the Commission approved the Stipulation & Agreement, dismissed the Office of Public Counsel’s complaint, and suspended Staff’s complaint, subject to Laclede’s compliance with the Stipulation & Agreement. The primary terms of the Stipulation & Agreement include the Utility’s provision of bill credits totaling approximately $0.5 million to customers who received billing adjustments reconciling undercharges for periods exceeding 12 months, a limit on future billing adjustments that reconcile undercharges to 12 months, and additional notices to customers concerning such billing adjustments. The Utility’s labor union representing field service workers, USW Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On November 2, 2006, the MoPSC denied and dismissed one of these complaints. On December 11-12, 2006, the MoPSC held a hearing on the Union’s last remaining complaint. That hearing was not completed and has been continued to February 14, 2007. The Utility continues to believe that the Union’s allegations in the remaining case are without merit.

On December 28, 2006, the MoPSC Staff proposed a disallowance of approximately $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005, largely on the same grounds as it has proposed regarding the disallowance of the Utility’s recovery of purchased gas cost applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2011. At December 31, 2006, the maximum guarantees under these leases are approximately $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At December 31, 2006, the carrying value of the liability recognized for these guarantees was approximately $0.2 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Laclede Gas Company

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our market area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other post-retirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•

capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves St. Louis city and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retains all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, are shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices for the 2005-2006 heating season rose to unprecedented levels across the nation. Laclede Gas continues to work actively to reduce the impact of higher costs by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high, relative to historical levels. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. While wholesale natural gas prices have declined for the 2006-2007 heating season, the generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended December 31, 2006

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Laclede Gas’ net income applicable to common stock for the quarter ended December 31, 2006 was $15.7 million, compared with net income of $20.2 million for the same quarter last year. The decrease in net income of $4.5 million is primarily attributable to the following factors, quantified on a pre-tax basis:

•	lower income from off-system sales and capacity release totaling $4.2 million;
•

higher depreciation and amortization expense totaling $2.4 million resulting from the implementation of new depreciation rates effective January 1, 2006, as authorized by the MoPSC, and additional depreciable property; and,

•	increases in operation and maintenance expenses totaling $1.2 million.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended December 31, 2006 were $348.5 million, or $62.9 million less than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 8.4% warmer than normal, and 7.4% warmer than the same period last year. Total system therms sold and transported were 0.28 billion for the quarter ended December 31, 2006 compared with 0.30 billion for the same period last year. Total off-system therms sold and transported were 0.07 billion for the quarter ended December 31, 2006 compared with 0.05 billion for the same period last year. The decrease in regulated operating revenues was primarily attributable to the following factors:

Millions
Lower system sales volumes and other variations, primarily due to warmer weather
and the continued conservation efforts of customers	$(29.2)
Lower prices charged for off-system sales	(26.1)
Lower wholesale gas costs passed on to Utility customers (subject to prudence
review by the MoPSC)	(20.8)
Higher off-system sales volumes	12.7
Higher Infrastructure System Replacement Surcharges (ISRS) implemented June 15, 2006	0.5
Total Variation	$(62.9)

Regulated operating expenses for the quarter ended December 31, 2006 decreased $57.8 million from the same quarter last year. Natural and propane gas expense decreased $60.5 million, or 19.4%, from last year’s level, primarily attributable to lower system volumes purchased for sendout, lower rates charged by our suppliers, and lower off-system gas expense. Other operation and maintenance expenses increased $1.2 million, or 3.1%, primarily due to increased maintenance charges, higher group insurance charges, and higher wage rates, partially offset by lower injuries and damages expenses. Depreciation and amortization expense increased $2.4 million, or 39.7%, primarily due to higher rates effective January 1, 2006 and additional depreciable property. Taxes, other than income, decreased $0.9 million, or 4.5%, primarily due to lower gross receipts taxes (attributable to the lower revenues).

Other Income and (Income Deductions) - Net

Other income and income deductions – net increased $1.6 million primarily due to higher income associated with carrying costs applied to under-recoveries of gas costs and other minor variations. Such carrying costs are recovered through the Utility’s PGA Clause.

Interest Charges

The $1.3 million increase in interest charges was primarily due to higher interest on short-term debt. Average short-term interest rates were approximately 5.3% for the quarter ended December 31, 2006 compared with approximately 4.1% for the same period last year. Average short-term borrowings were approximately $209.7 million and $154.6 million for the quarters ended December 31, 2006 and December 31, 2005, respectively.

Income Taxes

The $0.3 million decrease in income taxes was primarily due to lower pre-tax income this year, partially offset by a change in estimated tax depreciation and other property-related deductions recorded during the quarter ended December 31, 2005.

Regulatory Matters

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A new law became effective January 1, 2006, that authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs; however, to date, the MoPSC has only acted on a rule relating to the establishment of a fuel adjustment clause for electric utilities.

On October 24, 2005, the Office of the Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule. Such rule governs the disconnection and reconnection practices of utilities during the winter heating season. On December 19, 2005, the MoPSC issued an Order approving certain changes to the rule to be effective between January 1 and March 31, 2006. These temporary rule changes were expected to increase utilities’ costs; however, the rule allows for incremental compliance costs to be deferred for consideration for future recovery in rates. Laclede Gas, along with other gas utilities, appealed the Order to the Cole County Circuit Court on the grounds that the rule failed to provide a separate and more definitive recovery mechanism for such costs. Although the Court declined to stay the Order, it did express serious concerns over the rule’s legality. On February 8, 2006, the Cole County Circuit Court held that the rule was unlawful and void because it did not make adequate provision for a cost recovery mechanism to address the revenue losses associated with implementing the rule. The MoPSC appealed the Court’s decision. On October 31, 2006, the Missouri Court of Appeals for the Western District issued its opinion reversing the judgment of the Cole County Circuit Court, upholding the lawfulness of the MoPSC’s emergency rule. Laclede Gas, along with other gas utilities, filed an application with the Court of Appeals on November 15, 2006, requesting that it rehear or transfer the appeal to the Missouri Supreme Court. On December 19, 2006, the Court of Appeals declined to rehear or transfer the appeal. The Utility’s appeal to the Missouri Supreme Court is pending. In the meantime, the MoPSC proposed a rulemaking on May 22, 2006, to permanently incorporate many of the changes to the Cold Weather Rule that were implemented on an emergency basis for the 2005-2006 heating season. A public hearing on the proposed rule was held on July 19, 2006, at which Laclede Gas and other gas utilities recommended revisions to the proposed rule, including a more definitive recovery mechanism for uncollectible expenses. On August 11, 2006, the MoPSC approved permanent modifications to the rule, including provisions to allow the Utility to obtain accounting authorizations and defer for future recovery the costs previously incurred with the emergency amendment as well as future costs of complying with the new permanent rule. In September 2006, pursuant to those provisions, the Utility deferred costs for future recovery associated with the emergency amendment totaling $4.7 million and filed applications for the accounting authorizations provided for in the Rule. On October 31, 2006, pursuant to this Rule, the Utility filed for determination and subsequent recovery from customers of the deferred amount. On November 13, 2006, the MoPSC Staff recommended that the MoPSC grant the accounting authorizations requested by Laclede Gas and ultimately determine and permit recovery of any deferred costs consistent with the terms of the permanent rule. On December 7, 2006, the Commission granted the accounting authorizations. In December 2006, the Utility adjusted its deferral of such costs to an estimated $3.7 million, reflecting a reduction in applicable uncollectible expenses during the quarter. The Utility’s request for determination of the amount of costs associated with compliance with the amendment is pending.

On December 29, 2005, the MoPSC Staff proposed a disallowance of approximately $3.3 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to $2.4 million. On January 4, 2007, the MoPSC Staff informed the Utility that the Staff further reduced its proposed disallowance by $0.3 million to approximately $2.1 million. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC. Formal hearings are scheduled for January 29-30, 2007.

On November 3, 2006, the Utility made an ISRS filing with the Commission designed to increase revenues by an additional $1.9 million annually. On December 28, 2006 the MoPSC approved implementation of the Utility’s proposed ISRS filing to be effective January 2, 2007.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 610,000 customers. The implementation is expected to be substantially completed in early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On

February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff sought customer service accommodations for those customers with meters located inside their homes whose previous estimated bills will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Office of the Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC Staff neither supported nor opposed the Stipulation. On December 21, 2006, the Commission approved the Stipulation & Agreement, dismissed the Office of Public Counsel’s complaint, and suspended Staff’s complaint, subject to Laclede’s compliance with the Stipulation & Agreement. The primary terms of the Stipulation & Agreement include the Utility’s provision of bill credits totaling approximately $0.5 million to customers who received billing adjustments reconciling undercharges for periods exceeding 12 months, a limit on future billing adjustments that reconcile undercharges to 12 months, and additional notices to customers concerning such billing adjustments. The Utility’s labor union representing field service workers, USW Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On November 2, 2006, the MoPSC denied and dismissed one of these complaints. On December 11-12, 2006, the MoPSC held a hearing on the Union’s last remaining complaint. That hearing was not completed and has been continued to February 14, 2007. The Utility continues to believe that the Union’s allegations in the remaining case are without merit.

On December 1, 2006, Laclede Gas filed tariff sheets that are designed to increase total revenues by approximately $52.9 million annually, or 5.6%. Although the Utility’s filing requests an increase of $44.9 million in non-gas revenues, $1.8 million of that amount is already being paid by customers through the current ISRS, which would no longer be collected upon approval of the Utility’s rate request. In addition, Laclede Gas proposed to increase its PGA rates by $9.8 million in order to recover the gas cost portion of its bad debts through the PGA rather than through its non-gas distribution rates. The December 1 filing also proposes a comprehensive regulatory compact that includes: 1) a pilot program in which residential customers could lock in for a twelve-month period the cost of gas included in their monthly bill; 2) a conservation program that would provide customers an opportunity to earn a rebate by conserving natural gas use during the peak winter heating months; 3) a three-year base rate moratorium; and 4) an Earnings Sharing Mechanism in which the Utility would share with its customers up to 90 percent of earnings in excess of its authorized return, depending on the level of earnings achieved, to the extent that the Utility would achieve any such additional earnings as a result of its efforts to make utility service more efficient and sell gas in markets outside of its traditional service territory. Finally, Laclede Gas proposed several modifications to its weather mitigation rate design in order to better ensure the Utility’s recovery of its fixed costs. On December 13, 2006, the MoPSC suspended implementation of the Utility’s proposed rates until November 1, 2007 and set the case for hearing during summer 2007.

On December 28, 2006, the MoPSC Staff proposed a disallowance of approximately $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005, largely on the same grounds as it has proposed regarding the disallowance of the Utility’s recovery of purchased gas cost applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

At the federal level, Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, filed a tariff with the Federal Energy Regulatory Commission (FERC) on March 1, 2006, requesting approval to transport liquefied petroleum gas (LPG) under the Interstate Commerce Act (ICA). Historically, Pipeline has supplied propane to Laclede Gas to supplement the Utility’s natural gas supplies during peak consumption periods. Prior to April 1, 2006, in various Utility rate proceedings over the years, the MoPSC approved Laclede Gas’ rates that were intended to include the recovery of Pipeline’s costs. Pipeline made the March 1 tariff filing due to changes in the types of transactions Pipeline conducts with third parties during those periods when Laclede Gas is not fully utilizing Pipeline’s capacity. The MoPSC filed a protest to Pipeline’s filing, to which Pipeline responded, and on March 31, 2006, the FERC accepted Pipeline’s tariff, effective April 1, 2006. On May 1, 2006, the MoPSC filed a request for rehearing of the FERC’s Order approving Pipeline’s tariff, and on May 31, 2006, the FERC issued a “tolling order” in connection with the MoPSC’s request for rehearing which extends the 30-day statutory time period for the FERC to rule on the MoPSC’s request. Pipeline is providing liquid propane transportation service to Laclede Gas pursuant to the newly approved FERC tariff and a new contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, subject to further proceedings before the FERC, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing

April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

Critical Accounting Policies

-----------------------------------

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. Beginning in fiscal 2006, the Utility is allowed to defer for future recovery certain costs associated with amendments to the Cold Weather Rule, as approved by the MoPSC.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and FIN 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as Regulatory Liabilities.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2006.

Accounting Pronouncements

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Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

Credit Ratings

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As of December 31, 2006, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows

---------------

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the three months ended December 31, 2006 was $26.3 million, compared with $178.2 million for the same period last year. The variation is primarily attributable to the timing of the Utility’s cash receipts and payments related to accounts payable, accounts receivable, deferred purchased gas cost, and the cost of natural gas storage inventories, all of which were impacted by changes in the wholesale cost of natural gas.

Net cash used in investing activities for the three months ended December 31, 2006 was $12.7 million compared with $17.3 million for the three months ended December 31, 2005. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash provided by financing activities was $42.3 million for the three months ended December 31, 2006 compared with $199.5 million for the three months ended December 31, 2005. The variation primarily reflects a decrease in the issuance of short-term debt this year.

Liquidity and Capital Resources

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As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has lines of credit in place of $320 million, which expire in December 2010. The Utility had commercial paper aggregating to a maximum of $257 million at any one time during the quarter, which was the balance outstanding at December 31, 2006. The weighted average interest rate was 5.4% per annum on these short-term borrowings at December 31, 2006. A change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.6 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On December 31, 2006, total debt was 64% of total capitalization. For the twelve-months ending December 31, 2006, EBITDA was 3.01 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $65 million of debt securities remained registered and unissued as of December 31, 2006. The MoPSC authorization for issuing securities registered on this Form S-3 expired October 31, 2006. On December 15, 2006, the Utility filed an application with the MoPSC requesting authorization to issue debt securities, preferred stock, common stock and receive paid-in capital for a total of $500 million. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions as well as future MoPSC authorizations and additional S-3 filings.

At December 31, 2006, Laclede Gas had fixed-rate long-term debt, including current obligations, totaling $350 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2011. At December 31, 2006, the maximum guarantees under these leases are approximately $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At December 31, 2006, the carrying value of the liability recognized for these guarantees was approximately $0.2 million.

Utility capital expenditures were $11.8 million for the three months ended December 31, 2006, compared with $13.0 million for the same period last year.

Capitalization at December 31, 2006, excluding current obligations of long-term debt and preferred stock, consisted of 52.9% common stock equity, 0.1% preferred stock equity and 47.0% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at December 31, 2006 and at September 30, 2006, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Advance Customer Billings. The Balance Sheet at December 31, 2005 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Contractual Obligations

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As of December 31, 2006, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2007	Fiscal Years 2008-2009	Fiscal Years 2010-2011	2012 and thereafter
Long-Term Debt (a)	$764.7	$12.5	$80.5	$63.2	$608.5
Capital Leases	-	-	-	-	-
Operating Leases (b)	12.1	3.5	6.7	1.9	-
Purchase Obligations – Natural Gas (c)	368.1	278.2	69.1	16.0	4.8
Purchase Obligations – Other (d)	117.9	7.2	17.5	15.0	78.2
Other Long-Term Liabilities	-	-	-	-	-
Total (e)	$1,262.8	$301.4	$173.8	$96.1	$691.5

(a)	Long-term debt obligations reflect principal maturities and interest payments.
(b)

Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c)

These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using December 31, 2006 New York Mercantile Exchange (NYMEX) futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e)

Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $0.6 million during the remainder of fiscal year 2007. Laclede Gas anticipates a $0.3 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2007. With regard to postretirement benefits, the Utility anticipates it will contribute $7.0 million to the qualified trusts and $0.4 million directly to participants from Laclede Gas’ funds during the rest of fiscal 2007. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pensions and Postretirement Benefits, of the Notes to Financial Statements.

Market Risk

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Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At December 31, 2006, the Utility held approximately 19.4 million MMBtu of futures contracts at an average price of $8.35 per MMBtu.

Additionally, approximately 4.8 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2008.

Environmental Matters

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Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 6 to the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.